Industry Canada | Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Points International Ltd.

Name of corporation-Dénomination de la société

426791-5

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- ☐ a) en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;
- ☐ b) en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- ☑ c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- ☐ d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

May 11, 2009 / le 11 mai 2009

Date of Amendment - Date de modification

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT / RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) / CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
Points International Ltd.	426791-5

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The Corporation changes the minimum and maximum number of directors to be a minimum of 3 and a maximum of 7

Date	Name - Nom	Signature	Capacity of - en qualité
2009-05-11	J. MARC SHEWCHUN		AUTHORIZED OFFICER

Canada